Exhibit 99.1

China Ceramics Appoints New Independent Director

Jinjiang, Fujian Province, China, August 10, 2017 – China Ceramics Co., Ltd. (NASDAQ stock: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that on August 6, 2017 its Board of Directors appointed Mr. Roy Tan Choon Kang as an independent director and a member of the Audit, Compensation and Nominating committees. Mr. Tan meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under the US securities laws for the membership on the Audit Committee. Following Mr. Tan’s addition to the standing committees of the Board, their respective memberships are as follows: (i) Audit Committee: Jianwei Liu (Chair and the Audit Committee financial expert), Roy Tan, Chengliang Shen, Cheng Davis and Liu Jun; (ii) Compensation Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan; and (iii) Nominating Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan.

“We welcome Mr. Tan to our Board and the Board’s committees as an independent director. We are confident that he will make a positive contribution to the Company based upon his experience and background,” said Mr. Jiadong Huang, CEO of China Ceramics.

Mr. Tan commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 with the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2016 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.